United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
and 15(d) of the Securities Exchange Act of 1934

Commission File Number 001-34477
AutoChina International Limited
(Exact name of registrant as specified in its charter)
No.322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Units Ordinary Share Purchase Warrants
(Title of each class of securities covered by this Form)
Ordinary Shares
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date:

Units: 0
Ordinary Share Purchase Warrants: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 AutoChina International Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 21, 2010	By: /s/ Yong Hui Li Yong Hui Li, Chief Executive Officer
Instruction:  This form is required by Rules 12g-4, 12-h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the firm shall be typed or printed under the signature.